SLM Corporation
12061 Bluemont Way
Reston, VA 20190
Robert S. Lavet
Senior Vice President and
General Counsel
(703) 984-5016
               June 27, 2007
VIA HAND DELIVERY
Paul Fischer, Esq.
Staff Attorney, Division of Corporate Finance
Kathleen Krebs, Esq.
Special Counsel, Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3720

Re:	SLM Corporation
Preliminary Proxy Materials on Form PreM14A
Filed on May 25, 2007
File No. 1-13251
Dear Mr. Fischer and Ms. Krebs:
     This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 22, 2007 (the “Comment Letter”) regarding the above referenced Proxy Statement filed on Form PreM14A on May 25, 2007 (the “Proxy Statement”) by SLM Corporation (the “Company”).
     Set forth below are responses to the Staff’s comments numbered 1 through 27, as set forth in the Comment Letter.
1.	Please disclose that Parent would be able to terminate the merger agreement if the board of directors withdraws or modifies its recommendation that the shareholders approve the merger agreement. In that event, the company would be required to pay Parent a $900 million termination fee.

     In response to the Staff’s comment, please see page 4 of the attached revised draft proxy statement.
2.	Please revise to briefly summarize and quantify both individually and on an aggregate basis the interest of directors and executive officers that may conflict with the interests of shareholders generally.
     In response to the Staff’s comment, please see page 4 of the attached revised draft proxy statement.
3.	Clarify the merger’s effect on any stock and option plans and severance and employment agreements as they relate to your officers and directors.
     In response to the Staff’s comment, please see page 4 of the attached revised draft proxy statement.
4.	Please revise to disclose the total fees that UBS Securities and Greenhill & Company will receive, and specifically note the amount and percentage of the fees that will be paid only if the merger is successfully consummated in the case of UBS Securities. Please similarly revise within the body of the proxy to indicate the amount of fees that are contingent in nature. We note the reference to a “significant portion” on page 28.
     In response to the Staff’s comment, please see pages 4, 30 and 31 of the attached revised draft proxy statement.
5.	We note the ability of either party to waive conditions to merger. Please disclose here whether it is the board of directors’ intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.
     In response to the Staff’s comment, please see pages 6 and 56 of the attached revised draft proxy statement.
6.	Please provide us with the passwords necessary to access the site by which shareholders can vote via the Internet.
     The website for the demonstration of Computershare’s Internet voting website is http://www.investorvote.com/proxylogin.aspx?demo=Y&cn=13225&nobo=N, the account number is C9999999999 and the password is 12345. Computershare is unable to provide the Company with a unique password and website until the Company sets a date for its stockholder meeting.
7.	Please disclose the last date by which the merger must be completed before being subject to termination.
     In response to the Staff’s comment, please see pages 14 and 48 of the attached revised draft proxy statement.
8.	Please explain if Mr. Lord initiated contact with Mr. Fleischer in October 2006 and, if so, why. Explain what circumstances had changed since the company explored a potential leveraged buyout by private equity firms in the fall of 2005.
     In response to the Staff’s comment, please see page 20 of the attached revised draft proxy statement.
9.	Please revise paragraph 19 to briefly characterize the “issues” discussed with representatives of J.C. Flowers, JP Morgan Chase and Bank of America and explain why JP Morgan Chase and Bank of America were now involved.
     In response to the Staff’s comment, please see pages 20 through 21 of the attached revised draft proxy statement.
10.	In the second full paragraph on page 20, please explain the special characteristics of a leveraged buyout in the financial services sector and how this factor, the size and prominence of the company and premature public disclosure could lead to an unsatisfactory offer or the company not being acquired. Also explain what aspect of the discussions with private equity funds in the fall of 2005 led the transaction committee to decide to limit the number of parties to be approached. Lastly, discuss why only the Other Bidder was approached.
     In response to the Staff’s comment, please see page 21 of the attached revised draft proxy statement.
11.	Please discuss what consideration the board of directors gave to the report received from Sandler O’Neill & Partners at the March 14, 2007 board meeting.

     In response to the Staff’s comment, please see page 22 of the attached revised draft proxy statement.
12.	Please revise paragraph 4 on page 21 to briefly describe the “alternatives available to the Company,” in addition to the two bids being considered as of March 26, 2007.
     In response to the Staff’s comment, please see page 23 of the attached revised draft proxy statement.
13.	On page 23, please disclose whether the transaction committee updated the board of directors on the offers submitted by both parties on April 14, 2007.
     In response to the Staff’s comment, please see page 25 of the attached revised draft proxy statement.
14.	Please explain in the fourth paragraph on page 23 why the transaction committee decided to proceed with the Investor Group’s offer after considering the offers from both parties on April 14, 2007. Discuss what changes the transaction committee requested to the Investor Group’s proposal.
     In response to the Staff’s comment, please see page 24 of the attached revised draft proxy statement.
15.	Please elaborate on the political, legislative and regulatory uncertainty surrounding the company mentioned in the first bullet point on page 25.
     In response to the Staff’s comment, please see page 26 of the attached revised draft proxy statement.
16.	Please disclose what consideration the transaction committee and board of directors gave to the fact that only one other potential bidder was contacted.
     In response to the Staff’s comment, please see page 26 of the attached revised draft proxy statement.
17.	Please revise to more fully describe the “variety of business, financial and market factors” considered by the board of directors in determining that the merger agreement and the merger are fair to and in the best interests of the company and its stockholders.
     In response to the Staff’s comment, please see page 28 of the attached revised draft proxy statement.
18.	Please revise to briefly summarize the board of director’s analysis of each material factor.
     In response to the Staff’s comment, please see page 28 of the attached revised draft proxy statement.
19.	Please provide us with copies of the UBS and Greenhill & Co. engagement letters. Also provide us with any analyses, reports, presentations, or similar materials, including any board books and projections, provided to or prepared by SLM’s financial advisor in connection with rendering the fairness opinion. We may have further comment upon receipt of these materials.
     UBS’ engagement letter, dated March 8, 2007, as amended on April 14, 2007, among UBS, the Company and the Transaction Committee of the Board of Directors of the Company and Greenhill’s engagement letter, dated April 3, 2007, between Greenhill and the Transaction Committee have been provided to the Staff under separate cover by the respective counsel for UBS and Greenhill on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In addition, the joint financial presentation prepared by UBS and Greenhill for the Transaction Committee and the Board of Directors at their respective April 15, 2007 meetings and summarized under the caption “Opinions of Financial Advisors” has been provided to the Staff with UBS’ engagement letter by counsel for UBS. In accordance with Rule 12b-4 under the Exchange Act of 1934, as amended, counsel for UBS and Greenhill have requested that the engagement letters and the joint financial presentation be returned promptly following completion of the Staff’s review thereof. By separate letters, such counsel also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.
20.	Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to third-parties, including a third-party’s financial advisor. Accordingly, please disclose all material projections that were exchanged among SLM and its financial advisors, or advise us why they are not material. We note the reference at bullet point two to “certain financial forecasts and estimates prepared by the Company’s management which such management directed UBS to utilize for purposes of its analyses.” We note a similar statement on page 29, bullet point four, “Opinion of Greenhill & Co., LLC.”
     In response to the Staff’s comment, please see pages 34 through 35 of the attached revised draft proxy statement.
21.	To aid shareholders in understanding the summary of the financial analyses, revise the discussion to explain in concise and understandable language what the financial advisors did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Include a more detailed summary of the analyses performed, such as the multiples (and how the advisors arrived at the various multiples), ranges, means/medians and quantified values calculated for each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis.
     With respect to the portion of the Staff’s comment regarding the relevance of the analyses and why the particular analyses were used and particular measures or methodologies chosen, the disclosure appearing on pages 32 through 34 of the proxy statement has been revised in response to the Staff’s comment.
     With respect to the portion of the Staff’s comment to add more detail regarding each analysis with respect to multiples, ranges, mean/medians and values calculated in connection with the selected companies analysis and selected transactions analysis, UBS and Greenhill derived high, median and low trading or transaction value multiples, which multiples have been disclosed on pages 33 and 34 of the proxy statement, but did not derive implied values for the Company on an aggregate or per share basis based on these multiples and that, in connection with the discounted cash flow analysis, UBS and Greenhill utilized a range of forward price to earnings terminal value multiples and derived an implied per share range for the Company, each of which has been disclosed on page 33 of the proxy statement.
22.	Please revise to briefly describe the criteria used to select the referenced companies and how they were deemed comparable to SLM.
     In response to the Staff’s comment, please see pages 32 through 33 of the attached revised draft proxy statement.
23.	Please disclose the dates of the comparable transactions and their transaction values.

     In response to the Staff’s comment, please see page 34 of the attached revised draft proxy statement.
24.	We note that the officers of SLM will be the officers of the surviving company. Please disclose this fact and discuss whether your executive officers’ employment agreements or other benefits will change.
     In response to the Staff’s comment, please see pages 4 and 38 of the attached revised draft proxy statement.
25.	We further note that the directors of the merger subsidiary will be the directors of the surviving company. Please disclose whether any of SLM’s directors will be directors of the surviving company or the parent.
     In response to the Staff’s comment, please see page 39 of the attached revised draft proxy statement.
26.	We note that, in the table on page 37, you have aggregated both vested and unvested under the “Options” columns. Please provide separate disclosure, which may be made in a separate table, of vested and unvested options and the exercise prices of the options to further illustrate the benefits your directors and executive officers will receive through cash settlement of the options in the merger.
     In response to the Staff’s comment, please see pages 40 through 43 of the attached revised draft proxy statement.
27.	We note your disclosure that some of the representations and warranties contained in the merger agreement “may not be accurate or complete as of any particular date...” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contract provisions are required to make the statements included in the proxy statement not misleading.
     We acknowledge that we are responsible for considering whether additional specific disclosures of material information regarding material contract provisions are required to make the statements in the proxy statement not misleading.

     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (703) 984-5016 or George R. Bason, Jr. or Leonard Kreynin of Davis Polk & Wardwell at (212) 450-4340 and (212) 450-4937 respectively.
Very truly yours,
/s/ Robert S. Lavet
Robert S. Lavet
Senior Vice President and General Counsel